Exhibit 3.2.1

COMARCO, INC.

CERTIFICATE OF AMENDMENT OF BYLAWS

The undersigned, who is the duly elected and acting Secretary of Comarco, Inc., a California corporation (the “Corporation”), does hereby certify that the Bylaws of the Corporation were amended, at a meeting of the Board of Directors of the Corporation held on July 28, 2012, as follows:

1)	Section 1(b) of Article IV of the Bylaws of the Corporation was amended and restated to read in its entirety as follows:

“The exact number of directors shall be seven, until changed as provided in subdivision (a) of this Section.”

2)	The foregoing amendment to the Bylaws of the Corporation has not been modified, amended, rescinded, or revoked and remains in full force and effect on the date hereof.

In Witness Whereof, the undersigned, in her capacity as the Secretary of the Company, has executed this Certificate of Amendment of Bylaws as of August 2, 2012.

/s/ ALISHA K. CHARLTON
Alisha Charlton, Secretary